Exhibit 99.1

Blue Gold Limited Secures $140m1 to Restart the 5.1m oz Bogoso & Prestea Gold mine, with new institutional investor committing $65m1

●	Total committed capital of US $140m for restart of Bogoso and Prestea mine secured from two separate institutional backers (US $75m Equity Line of Credit, still undrawn, and new US $65m1 secured loan)

●	Blue Gold ready to drop litigation with the Government of Ghana if the lease dispute is resolved instantly

●	Restart of Bogoso and Prestea mine ties in with Blue Gold’s strategy to tokenise gold to launch world’s first global gold-backed currency

NEW YORK, NY – November 05, 2025 (GLOBE NEWSWIRE) – Blue Gold Limited (Nasdaq: BGL) (“Blue Gold” or the “Company”), a next-generation gold development and technology company, is pleased to announce a further $65m1 of committed funding available to finance the restart of the Bogoso and Prestea gold mine in Ghana, bringing the total committed capital to $140m1.

The funding, which comes from a new institutional investor, is structured as a secured loan for the exclusive purpose of financing the restart of the 5.1m oz Bogoso and Prestea gold mine in Ghana. The funds are being held in escrow with lawyers, conditional on the resolution of the lease dispute with the Government of Ghana.

Commenting on the new funding, Andrew Cavaghan, Chief Executive Officer, said:

“This funding, along with the amount that is already committed, clearly evidences our capacity to invest and restart in the mine to bring it back into full production.”

“The former Ghana administration took steps in September 2024 to prevent us from investing funds secured for the restart the mine by wrongfully terminating the Bogoso and Prestea mining lease. We immediately disputed the legality of this action, and the matter is now in international arbitration.”

“We are confident to reach a resolution of this dispute, including settlement, to ensure that this important mine is brought back into production as quickly as possible.”

Operating the Bogoso and Prestea mine ties in with the Company’s strategy to tokenise its gold production to create the world’s first global, gold-backed currency, which it is preparing to launch through its recently launched Digital Division.

[1]	New funding of $65m has bene provided in AUD, figures based on USD FX November 4, 2025

About Blue Gold Limited

Blue Gold Limited (Nasdaq: BGL) is a next-generation gold development company focused on acquiring and aggregating high-potential mining assets across strategic global jurisdictions. The Company’s mission is to unlock untapped value in the gold sector by combining disciplined resource acquisition with innovative monetization models, including asset-backed digital instruments. Blue Gold is committed to responsible development, operational transparency, and leveraging modern financial technologies to redefine how gold is produced, accessed, and owned in the 21st century.

Blue Gold prioritizes growth, sustainable development, and transparency in all our business practices. We believe that our commitment to responsible mining will enable us to create value for our shareholders while minimizing our environmental footprint.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor for forward-looking statements provided by Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these forward-looking statements, which are current only as of the date of this press release. Each of these forward-looking statements involves risks and uncertainties. Important factors that could cause actual results to differ materially from those discussed or implied in the forward-looking statements include, but are not limited to: general economic or political conditions; negative economic conditions that could impact Blue Gold Limited and the gold industry in general; reduction in demand for Blue Gold Limited’s products; changes in the markets that Blue Gold Limited targets; and any change in laws applicable to Blue Gold Limited or any regulatory or judicial interpretation. As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. These and other important factors and risks are discussed in Blue Gold Limited’s shell company report on Form 20-F, filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 1, 2025, and other filings with the SEC. In light of these risks, uncertainties, and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results, and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events, or otherwise. For more information regarding Blue Gold Limited, please visit https://bluegoldmine.com.

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